FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April

Commission File No. 000-24876

TELUS CORPORATION

(Translation of registrant’s name into English)

21st Floor, 3777 Kingsway

Burnaby, British Columbia V5H 3Z7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

This Form 6-K consists of the following:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 9, 2009

TELUS CORPORATION

	By:	“Audrey Ho”
		Name:	Audrey Ho
		Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit 99.1	TELUS Corporation 2009 Notice of meeting and Information Circular